SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

February 26, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you as a Material Event that, in its session held on February 26, 2026, Credicorp’s Board of Directors unanimously agreed on the following matters:

1.
Approved the Annual and Sustainability Report of Credicorp for the financial year ended December 31, 2025, including its annexes, that the Chairman will present at the Annual General Meeting (the “AGM”) of Shareholders on March 31, 2026, at 3:00 p. m. (Peru time).

2.
Approved the audited individual (standalone) and consolidated financial statements of Credicorp and its subsidiaries for the financial year ended December 31, 2025, including the report of the external auditors Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, representatives of EYG in Peru, that the Chairman will present at the AGM.

3.	Approved to present for approval to the AGM the list of proposed candidates that will hold office for the period March 2026 - March 2029:

•	Nuria Aliño Pérez
•	María Inés Álvarez Arnao
•	María Teresa Aranzabal Harreguy
•	Raimundo Morales Dasso
•	Juan Paredes Manrique
•	Leslie Pierce Diez-Canseco
•	Luis Romero Belismelis
•	Manuel Romero Valdez
•	Pedro Rubio Feijóo

4.	Approved to present for approval to the AGM the remuneration of the Board of Directors and its committees for the period March 2026 - March 2027.

5.
Agreed to recommend for consideration of the AGM (i) the appointment of Tanaka, Valdivia & Asociados Sociedad Civil de Responsabilidad Limitada, representatives of EYG in Peru, as the external auditors of Credicorp and its subsidiaries for the financial year 2026; and (ii) the delegation of the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof).

Documents mentioned above are available through the following hyperlink: https://credicorp.gcs-web.com/annual-materials.

Furthermore, the Board of Directors also agreed unanimously the following:

To constitute voluntary reserves considering the net income attained in the financial year 2025, as well as the accumulated results, in accordance with the authority conferred by Credicorp's Bye-Laws.

In this regard, the Board of Directors approved to increase the special reserves by S/6,885,724,133.16 and the accumulated results by S/39,652,754.26, based on the total 2025 net income of S/6,925,376,887.42.

Notwithstanding, Credicorp’s Board will assess the regular dividend distribution related to 2025 earnings in its usual April meeting. For this purpose, the corresponding accounts may be used without affecting Credicorp’s Dividend Policy.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative